EXHIBIT A

Exhibit A

The reporting persons were parties to a Shareholders Agreement dated as of November 6, 2015 (the “Agreement”) (and amended July 11, 2016), with respect to all shares of Class B Common Stock held by them (Exhibit 99.1 to the Schedule 13D). All such shares of Class B Common Stock are convertible on a share for share basis into shares of the Common Stock of The Dixie Group, Inc. Upon conversion, however, such shares would no longer have been subject to the Agreement.
This Agreement has expired and has not been renewed by the parties, however, the parties have expressed the intention to vote shares formerly help pursuant to this Agreement as a group.
Neither the filing of this Schedule 13D nor the contents thereof shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act, and such beneficial ownership is expressly disclaimed.